EXHIBIT 99.1

Mogo Announces Shares For Debt Issuance

Vancouver, British Columbia, June 5, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced that it has agreed to issue an aggregate of 426,944 common shares (each, a “Common Share”) at a deemed price of $1.2566 per Common Share (the “Issue Price”) to settle the payment of certain fees and indebtedness owing by Mogo for services provided to the Company.

198,949 Common Shares are being issued to each of Raymond James Ltd. and Eight Capital (the “Financial Advisors”) in payment of a $250,000 success fee payable to each of them with respect to the successful approval of certain amendments to the Company’s 10.0% senior secured convertible debentures (the “Amendments”). The Issue Price was determined with reference to the volume-weighted average price of the common shares of the Company on the Toronto Stock Exchange (the “TSX”) during the five-day period ending on May 22, 2020, being the date on which the Amendments were approved. 29,046 Common Shares are being issued to a creditor of the Company (the “Creditor”) owing in connection with services provided by the Creditor. Issuance of the Common Shares is subject to approval of the TSX.

The Common Shares are being qualified by a prospectus supplement (the “Supplement”) to Mogo’s short form base shelf prospectus (the “Shelf Prospectus”) dated December 5, 2019, which is being filed today with the applicable securities regulatory authorities in Canada. No securities will be issued to any person other than the Financial Advisors and the Creditor pursuant to the Supplement. Copies of the Supplement and the Shelf Prospectus will be available on SEDAR at www.sedar.com.

Postmedia Amendment

The Company also announced that the amendment to the Common Share purchase warrants held by Postmedia Network Inc. (“Postmedia”) that was announced on June 3, 2020 will result in the exercise price of all such warrants being amended to $1.292. This amendment, as well as the extension of the term of certain warrants issued to Postmedia in 2016 that was announced on February 6, 2020, will be effective on or around June 17, 2020. Upon effectiveness of these amendments, Postmedia will hold an aggregate of 1,196,120 Common Share purchase warrants of Mogo exercisable at a price of $1.292, 1,546,120 of which will expire on January 25, 2023 and 350,000 of which will expire on August 24, 2023.

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the issuance of the Common Shares and the effectiveness of the amendments to the warrants held by Postmedia. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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